

Mail Stop 3561

February 7, 2007

Mr. Gerald M. Chaney
Senior Vice President and Chief Financial Officer
Pacific Sunwear of California, Inc.
3450 East Miraloma Ave.
Anaheim, CA 92806

     RE: **Pacific Sunwear of California, Inc.**
                Form 10-K for Fiscal Year Ended January 28, 2006
                Filed March 31, 2006
                Form 10-Q for Fiscal Quarter Ended October 28, 2006
                Filed December 5, 2006
                File No. 0-21296

Dear Mr. Chaney:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           William Thompson
                           Branch Chief